UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN MINING CORPORATION

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

66988G101

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 66988G101

1.	Names of Reporting Persons		Thomas Mills

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,510,000 (1)

	8.	Shared voting power	0

	9.	Sole dispositive power	20,510,000 (1)

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		20,510,000 (1)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99.1% (2)

14.	Type of reporting person*		IN

(1) Represents common shares issuable upon conversion of $100,000 in debt at the rate of one share for each $0.005 of indebtedness under the terms of the Convertible Note (hereinafter defined).

(2) Calculated based upon 680,202 shares of the Issuer’s common stock outstanding as of July 4, 2013, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended May 31, 2013. Assumes that all debt secured by the Convertible Note beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

Item 1.	Security and Issuer.

This Schedule 13-D relates to the common stock, par value $0.0001 ("Common Stock") of American Mining Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 970 Caughlin Crossing, Suite 100, Reno, Nevada 89519.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Thomas Mills, a Canadian citizen (the “Reporting Person”).

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 24, 2013, the Reporting Person acquired an unsecured convertible promissory note in the principal amount of $100,000 from the Issuer (the “Convertible Note”). The Convertible Note matures on December 31, 2018 and bears interest at 5% per annum, payable on maturity. The debt and accrued interest secured by the Convertible Note is convertible at any time by the holder into shares of Common Stock at a conversion rate of $0.005 per share.

The Convertible Note is currently exercisable and if converted on its effective date would result in the issuance of 20,000,000 shares of Common Stock (the “Shares”). All of the debt secured by the Convertible Note was loaned to the Issuer by the Reporting Person, from his personal funds.

Item 4.	Purpose of Transaction.

All of the Shares beneficially owned by the Reporting Person were acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, his liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, acquire additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, renew or reconsider his position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed the beneficial owner of 20,510,000 Shares of Common Stock, composed of 20,000,000 Shares issuable upon conversion under the Convertible Note and 510,000 shares of Common Stock previously acquired by the Reporting Person. The total shares of Common Stock beneficially owned by the Reporting Person would constitute 99.1% of such class of securities. Such percentage is calculated on the basis of 680,202 outstanding shares of Common Stock as at July 4, 2013, as disclosed by the Issuer in a Quarterly Report on Form 10-Q filed with the Commission on July 15, 2013.

The Reporting Person has the sole power to vote or dispose of all of 510,000 shares of Common Stock, but he does not presently have the right to vote or to direct the vote, or to dispose or direct the disposition of any of the 20,000,000 Shares that he may be deemed to beneficially own.

Except as disclosed herein, the Reporting Person does not beneficially own any shares of Common Stock or have the right to acquire any shares of the Common Stock.

In the sixty days prior to October 28, 2013, the Reporting Person did not engage in any transactions involving the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 10.1	Convertible Convertible Note dated October 28, 2013, included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2013

/s/ Thomas Mills

Thomas Mills

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).